Exhibit 10.1

LOAN MODIFICATION AGREEMENT

This Sixth Loan Modification Agreement (“Sixth Modification”) modifies the Loan Agreement dated December 10, 2008 (“Agreement”), regarding a revolving line of credit originally in the maximum principal amount of $10,000,000, since increased to $15,000,000; a within-line letter of credit and a nonrevolving term facility (the “Facilities”), executed by Key Technology, Inc. ("Borrower") and Bank of America, N.A. ("Bank"). Terms used in this Sixth Modification and defined in the Agreement shall have the meaning given to such terms in the Agreement. For mutual consideration, Borrower and Bank agree to amend the Agreement as follows:
1.Availability Period. Section 1.2 of the Agreement is amended to read as follows:

1.2    Availability Period. The line of credit is available until March 31, 2016, or such earlier date as the availability may terminate as provided in this Agreement (the "Facility No. 1 Expiration Date").
2.Interest Rate. Sections 1.4 and 1.5 of the Agreement are amended in their entirety to read as follows:

1.4    Interest Rate.
(a)    The interest rate for Facility No. 1 is a rate per year equal to the Bank's Prime Rate plus the Applicable Rate as defined below.
(b)    The Prime Rate is the rate of interest publicly announced from time to time by the Bank as its Prime Rate. The Prime Rate is set by the Bank based on various factors, including the Bank’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Prime Rate. Any change in the Prime Rate shall take effect at the opening of business on the day specified in the public announcement of a change in the Bank's Prime Rate.

1.5    Optional Interest Rates. Instead of the interest rate based on the rate stated in Subsection 1.4(a) above, the Borrower may elect the optional interest rates listed below for Facility No. 1 during interest period specified in Subsection 1A.2(a) of this Agreement. The optional interest rates shall be subject to the terms and conditions of Article 1A of this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a "Portion." The following optional interest rate is available:

•	The LIBOR Rate plus the Applicable Rate as defined below.

3.Applicable Rate. A new Section 1.7 is added to the Agreement, to read as follows:

1.7    Applicable Rate. The Applicable Rate shall be the following amounts per annum, based upon the ratio of Funded Debt to EBITDA (as defined in Section 8.4 of this Agreement, the "Financial Test"), as set forth in the most recent compliance certificate (or, if no compliance certificate is required, the Borrower’s most recent financial statements) received by the Bank as required in the Covenants section. Until the Bank receives the first compliance certificate or financial statement, the Applicable Rate shall be the amounts indicated for pricing level indicated below with an asterisk:

Funded Debt to EBITDA	APPLICABLE RATE
	For LIBOR Portions:	For Prime-Based Loans	Unused Commitment Fee
< 1.0x	2.25%	0.75%	0.25%
*>/= 1.00x and < 2.00x	2.50%	1.00%	0.30%
>/= 2.00x	2.75%	1.25%	0.35%

The Applicable Rate shall be in effect from the date the most recent compliance certificate or financial statement is received by the Bank until the date the next compliance certificate or financial statement is received; provided, however, that if the Borrower fails to timely deliver the next compliance certificate or financial statement, the Applicable Rate from the date such compliance certificate or financial statement was due until the date such compliance certificate or financial statement is received by the Bank shall be the highest pricing level set forth above.
If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Bank determines that (i) the Financial Test as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Financial Test would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Bank an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. The Bank’s acceptance of payment of such amounts will not constitute a waiver of any default under this Agreement. The Borrower’s obligations under this paragraph shall survive the termination of this Agreement and the repayment of all other obligations.

4.Optional Rate. A new Article 1A is added to the Agreement, to read as follows:

1A.    OPTIONAL INTEREST RATES
1A.1    Optional Rates. Each optional interest rate is a rate per year. No Portion will be converted to a different interest rate during the applicable interest period. Upon the occurrence of an event of default under this Agreement, the Bank may terminate the availability of optional interest rates for interest periods commencing after the default occurs. At the end of any interest period, the interest rate will revert to the rate stated in Subsection 1.4(a) above, unless the Borrower has designated another optional interest rate for the Portion.
1A.2    LIBOR Rate. The election of LIBOR Rates shall be subject to the following terms and requirements:
(a)    The interest period during which the LIBOR Rate will be in effect will be one month. The first day of the interest period must be a day other than a Saturday or a Sunday on which banks are open for business in New York and London and dealing in offshore dollars (a "LIBOR Banking Day"). The last day of the interest period and the actual number of days during the interest period will be determined by the Bank using the practices of the London inter-bank market.
(b)    Each Portion will be for an amount not less than $100,000.
(c)    The "LIBOR Rate" means the interest rate determined by the following formula (all amounts in the calculation will be determined by the Bank as of the first day of the interest period.):
LIBOR Rate =    __________LIBOR_________
(1.00 - Reserve Percentage)
Where,
(i)    "LIBOR" means, for any applicable interest period, the rate per annum equal to the London Interbank Offered Rate (or a comparable or successor rate which is approved by the Bank), as published by Bloomberg (or other commercially available source providing quotations of such rate as selected by the Bank from time to time) at approximately 11:00 a.m. London time two (2) London Banking Days before the commencement of the interest period, for U.S. Dollar deposits (for delivery on the first day of such interest period) with a term equivalent to such interest period. If such rate is not available at such time for any reason, then the rate for that interest period will be determined by such alternate method as reasonably selected by the Bank. A "London Banking Day" is a day on which banks in London are open for business and dealing in offshore dollars.
(ii)    "Reserve Percentage" means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.
(d)    The Borrower shall irrevocably request a Portion no later than 12:00 noon Pacific time on the LIBOR Banking Day preceding the day on which the London Inter-Bank Offered Rate will be set, as specified above. For example, if there are no intervening holidays or weekend days in any of the relevant locations, the request must be made at least three days before the LIBOR Rate takes effect.
(e)    The Bank will have no obligation to accept an election for a Portion if any of the following described events has occurred and is continuing:
(i)    Dollar deposits in the principal amount, and for periods equal to the interest period, of a Portion are not available in the London inter-bank market;
(ii)    the LIBOR Rate does not accurately reflect the cost of a Portion; or
(iii)    adequate and reasonable means do not exist for determining the LIBOR Rate for any requested Interest Period.
(f)    Each prepayment of a Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid and a prepayment fee as described below. A "prepayment" is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement.
(g)    The prepayment fee shall be in an amount sufficient to compensate the Bank for any loss, cost or expense incurred by it as a result of the prepayment, including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Portion or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by the Bank in connection with the foregoing. For purposes of this paragraph, the Bank shall be deemed to have funded each Portion by a matching deposit or other borrowing in the applicable interbank market, whether or not such Portion was in fact so funded.

5.Unused Commitment Fee. Subsection 3.1(c) is amended to read as follows:

(c)    Unused Commitment Fee. The Borrower agrees to pay a fee on any difference between the Facility No. 1 Commitment and the amount of credit it actually uses, determined by the daily amount of credit outstanding during the specified period. The fee will be calculated at the Applicable Rate. This fee is due on the last day of each calendar quarter until the expiration of the availability period.

6.Funded Debt to EBITDA Ratio. Section 8.4 of the Agreement is amended to change the definition of “EBITDA” to read as follows:

"EBITDA" means net income, less income or plus loss from discontinued operations, less income or plus loss from non-cash extraordinary items, plus non-cash stock compensation expense, plus income taxes, plus interest expense, plus depreciation, depletion and amortization. Notwithstanding the preceding, the EBITDA used for covenant calculations for the quarters ended 12/31/13, 3/31/14 and 6/30/14 shall remain unchanged from the amounts for those respective periods as presented on the Borrower’s compliance certificate for the period ended 6/30/14. EBITDA will not include any positive or negative mark-to-market adjustments from derivatives, futures or otherwise, including gains or losses from foreign exchanges. This ratio will be calculated at the end of each reporting period for which the Bank requires financial statements from Borrower, using the results of the 12-month period ending with that reporting period.

7.Basic Fixed Charge Coverage Ratio. Section 8.5 of the Agreement is amended to change the definition of “EBITDA” to read as follows:

“EBITDA” means net income, less income or plus loss from discontinued operations, less income or plus loss from non-cash extraordinary items, plus non-cash stock compensation expense, plus income taxes, plus interest expense, plus depreciation, depletion and amortization. Notwithstanding the preceding, the EBITDA used for covenant calculations for the quarters ended 12/31/13, 3/31/14 and 6/30/14 shall remain unchanged from the amounts for those respective periods as presented on the Borrower’s compliance certificate for the period ended 6/30/14. EBITDA will not include any positive or negative mark-to-market adjustments from derivatives, futures or otherwise, including gains or losses from foreign exchanges. This ratio will be calculated at the end of each reporting period for which the Bank requires financial statements from Borrower, using the results of the twelve-month period ending with that reporting period. The current portion of long-term liabilities will be measured as of the date 12 months prior to the current financial statement.

8.Collateral. Borrower acknowledge and agrees, for purposes of clarification, that the Security Agreement dated December 10, 2008, between Borrower and Bank, and the Deed of Trust dated December 10, 2008, and recorded under Walla Walla County recording number 2008-12359, are each intended to secure all Indebtedness of the Borrower to the Bank, including but not limited to Facility No. 1, Facility No. 2, and all other obligations of the Borrower to the Bank. These obligations include all principal, interest, late charges, loan fees, collection costs and expenses, attorneys' fees and legal expenses (including all legal fees incurred in any action, bankruptcy proceeding, arbitration or other alternative dispute resolution proceeding, or appeal, or in the course of exercising any judicial or nonjudicial remedies) that Borrower may now owe to Bank or for which Borrower may become obligated to pay or reimburse Bank for in the future, under promissory notes, guaranties, or other instruments executed by Borrower, and any other obligation which may arise from Borrower to Bank of any kind or type.

9.Modification Fee. Borrower shall pay to Bank a modification fee of $7,500 upon execution of this Sixth Modification.

10.Representations and Warranties. When Borrower signs this Sixth Modification, Borrower represents and warrants to Bank that: (a) there is no event that is, or with notice or lapse of time or both would be, an event of default under the Agreement except those events, if any, that have been disclosed in writing to Bank or waived in writing by Bank, (b) the representations and warranties in the Agreement are true as of the date of this Sixth Modification as if made on the date of this Sixth Modification, (c) this Sixth Modification does not conflict with any law, agreement, or obligation by which Borrower is bound, and (d) this Sixth Modification is within Borrower's powers, has been duly authorized, and does not conflict with any of Borrower's governing documents.

11.Conditions. This Sixth Modification will be effective when Bank receives the following items, in form and content acceptable to Bank:
(a)If required by Bank, evidence that the execution, delivery, and performance by Borrower, and/or any guarantor of the Loan Documents who is not a natural person, of this Sixth Modification and any instrument or agreement required under this Sixth Modification have been duly authorized.
(b)Payment by Borrower of a loan fee in the amount set forth in Section 9.
(c)Payment by Borrower of all costs, expenses, and attorneys' fees incurred by Bank in connection with this Sixth Modification.

12.Other Terms. Except as specifically amended by this Sixth Modification or any prior amendment, all other terms, conditions, and definitions of the Agreement, including but not limited to the Dispute Resolution Provision, and all other documents, instruments, or agreements entered into with regard to the Loan, shall remain in full force and effect.

13.Counterparts. This Sixth Modification may be executed in counterparts, each of which when so executed shall be deemed an original, but all such counterparts together shall constitute but one and the same agreement.

14.Statutory Notice. ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

DATED as of September 30, 2014.

Bank: Bank of America, N.A. By /s/ Christopher A. Swindell Christopher A. Swindell, Senior Vice President	Borrower: Key Technology, Inc. By /s/ John J. Ehren John J. Ehren, Chief Executive Officer